May 9, 2017

VIA EDGAR

Ms. Amanda Ravitz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	A.S.V., LLC (to be converted into ASV Holdings, Inc.)
Registration Statement on Form S-1 (File No. 333-216912)

Dear Ms. Ravitz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of A.S.V., LLC (to be converted into ASV Holdings, Inc.) (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-216912) (as amended, the “Registration Statement”), relating to the public offering of shares of the common stock of the Registrant, so that the Registration Statement may be declared effective on May 11, 2017 at 4:30 P.M. Eastern Time, or as soon thereafter as practicable. The undersigned, as the representative of the underwriters, confirms that we are aware of our obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed approximately 448 copies of the preliminary prospectuses dated May 4, 2017 and April 26, 2017, through the date hereof.

Very truly yours,

Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
	Name:	Aaron M. Gurewitz
	Title:	Head of Equity Capital Markets

cc:	Todd M. Kaye (Bryan Cave LLP)
Christopher J. Barry (Dorsey & Whitney LLP)